

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

September 18, 2009

Ms. Yvonne Zhang
Chief Financial Officer
Songzai International Holding Group Inc.
17890 Castleton Street, Suite 112
City of Industry, California 91748

> **Re:** **Songzai International Holding Group Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 30, 2009**
> **Response Letter Dated September 11, 2009**
> **File No. 333-66994**

Dear Ms. Zhang:

We have reviewed your response letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the year ended December 31, 2008

General

1. Please include an explanatory note at the forepart of your amended filing to inform readers of the reasons for filing amendment and identifying those sections of the filing where further details are presented.

2. We note that you have not filed an Item 4.02 Form 8-K to apprise investors that previously issued financial statements should no longer be relied upon due to the errors that have been identified and which you have agreed to correct. The current report on Form 8-K was due within four days of this event, as explained in General Instruction B. We ask that you immediately comply with your reporting obligations under Rule 15d-11 of Regulation 15D. We ask that you also remind

your auditors of their responsibility to take action as prescribed under AU §§561.06 through 561.09.

3.   Tell us why you have indicated on the cover of your filing that your shares are registered under §12(g) of the Exchange Act as this is not consistent with our records.

Business, page 4

Our Mining Operations, page 9

4.   Please modify the heading on each tale of recoverable reserves shown on page 11 to add the effective date of the estimate (which differs from the date of the report) and to eliminate the word *extracted* from the description as we understand the estimates characterize the deposits rather than production for any given period.

Please also add a table that reconciles the total estimates of proven and probable reserves at these earlier dates to the estimates as of December 31, 2008 that currently reside in the eight paragraph on page 7 and the third-from-last paragraph on page 8, for each mine. This table should show correlation with the production figures on 10.

Finally, in all instances where you present a table of in-place resources, as on pages 7 and 8, also include a table of the reserves estimated in accordance with Industry Guide 7 that are associated with those mines as of year-end, with equal prominence.

Controls and Procedures, page 36

5.   Given that you concluded that your internal control over financial reporting was not effective as of December 31, 2008; also considering the extent of errors in your financial statements, we believe that you should add disclosure clarifying that your disclosure controls and procedures were not actually effective as of December 31, 2008.

Financial Statements

General

6.   Please label all columns or line items having restated information in your financial statements as "restated" and include a note to your financial statements with the error correction disclosures required by paragraph 26 of SFAS 154, including a discussion of the reasons for the changes in purchase price, DD&A

and ARO plus a reconciliation of the as previously reported to restated amounts for each significant line item in your financial statements. Additionally, please obtain and file an updated audit report covering the restated financial statements. We expect that report will need to include dating and reference to the restatement note in accordance with AU §§530.07 and 561.06(a).

Note 2 – Summary of Significant Accounting Policies, page F-7

Revenue Recognition, page F-9

7.   Please modify your policy disclosure as necessary to clarify your accounting for coal received from other mining companies in completing the purchase and sales of these quantities and recognizing these transactions in your financial statements. Please be sure to address the timing of coal purchases in relation to these sales, and custody of the coal between these transactions and during shipment between points of conveyance.

Note 6 – Prepaid Mining Right, page F-14

8.   Please add disclosure along with your table of payment due dates for mining rights clarifying the extent to which all amounts that are necessary to secure the entire deposit associated with the PRC and Industry Guide 7 estimates located elsewhere in the filing have been paid as of December 31, 2008. We understand these amounts have been fully paid as of year end, based on your other disclosures.

9.   We note that you have presented changes in the prepaid mining right accounts as adjustments to net income in arriving at operating cash flows on page F-5. The guidance in EITF 04-2 clarifies that your mining rights should be reported as a separate component of property, plant and equipment; and the guidance in paragraph 17(c) of SFAS 95 would require cash expenditures for such assets to be reported as investing cash flows.

      Given the foregoing the following revisions appear to be necessary.

      (a)   Revise your balance sheets on page F-3 to position the entire mining right balance as a component of property, plant and equipment; without separation of any portion as current.

      (b)   Revise your statements of cash flows on page F-5 to eliminate fluctuations in the mining right accounts; and to show only the cash expenditures for mining rights each period as investing cash outflow.

        (c)   Revise the table under this heading to eliminate differentiation based on current and non-current characterizations; also to correct the quantities in the December 31, 2008 total column to reflect a proper summation of details.

You may find the guidance in paragraph 6 of Section A of Chapter 3 of ARB 43 helpful in understanding our position as outlined above.

10.   We note you have added disclosure stating that you amortize mining rights "…by using total mining rights the Company is committed to pay divided by total salable reserves determined under industry guide 7." Please modify as necessary to differentiate between the costs of mining rights and the actual mining rights; also to explain how costs of mining rights not yet incurred have been factored into your amortization computation if that is the case. We understand from previous correspondence during this review that such costs are not known until you are ready to make payment.

Please also clarify in this disclosure and similar disclosure elsewhere in your filing, as in the last paragraph on page F-8, that amortization is calculated for each mine according to its production during the period in relation to its reserves, using estimates of proven and probable reserves at the beginning of the period, based on the guidelines in Industry Guide 7, provided this would be an accurate description of your approach.

On a related point, we see your disclosure on page F-8 stating that amortization of your asset retirement obligation "…is recorded on a straight-line basis over the estimated useful lives of the fixed amount of coals that we are entitled to extract." We expect your amortization approach for the asset retirement obligation would need to be similar to that taken for the mining rights to comply with paragraph 11 of SFAS 143.

Note 18 – Reverse Acquisition, page F-20

11.   We note your response to prior comment 5, regarding your application of reverse merger accounting for the acquisition of Songzai and see that you have amended the purchase price to exclude the $30 million payable to shareholders of Xing An. We agree with your characterization of this amount under this heading as a dividend payable.

However, you have not adjusted your statement of stockholders' equity on page F-6 to reflect the revised purchase price in the line item labeled "Recapitalization on reverse acquisition with Xing An coal mines" as we would expect; although we see that you have included the $30 million as a credit to APIC in the line labeled "cash consideration payable to selling shareholders," a presentation with which we do not agree.

We believe that you will need to amend your statement of stockholders equity to move the $30 million adjustment between these two line item so that your revised purchase price agrees with the total shown on the line item labeled "Recapitalization on reverse acquisition with Xing An coal mines" and so that the $30 million dividend payable is clearly shown as a deduction to stockholders' equity.

Since you are accounting for the merger as a reverse acquisition, whereas the shareholders of Songzai before the transaction are regarded as the selling shareholders, please also revise the caption "cash consideration payable to selling shareholders" to "dividend payable to the Xing An shareholders" or similar language.

12.   On a related point, we note that you have various references to purchase consideration associated with the reverse merger in the filing, such as "an aggregate purchase price of thirty million dollars and 80,000,000 shares," as appears in the third paragraph on page F-7, or "Songzai issued 8 million shares of its common stock and promissory notes totaling $30 million to the Selling Shareholders" and "repaid $18 million to the Selling Shareholders" in the first paragraph on page F-16. There are comparable representations on pages 29, 33 and 35 in MD&A.

Please revise these disclosures and all similar disclosures that fail to distinguish between the legal and accounting perspectives associated with your accounting for the transaction as a reverse merger. Any references to selling shareholders should generally correspond to the shareholders of Songzai prior to the transaction, unless the context dictates otherwise and this is clarified in the accompanying text. The $30 million payable should not generally be described as purchase consideration, nor should the 8 million shares. Any disclosures about payments or partial payments of the $30 million payable should not be construed as repayments as these funds did not originate by way of a loan to the company, nor should such disclosures identify the recipients as selling shareholders.

Please also ensure your disclosures convey that due to the reverse merger accounting determination, the number of shares of Songzai outstanding just prior to the transaction, being 400,000 Series A preferred shares and 6,932,582 common shares, are regarded as the purchase consideration. Please also add disclosure under this heading clarifying that your purchase price computation is based on these number of shares, if true. If this is not the case, further revisions to the purchase price computation will be necessary.

13.   Please provide us with the schedule underlying your pro forma information presented on page F-21, showing how the activity for each entity has been derived and explaining your rationale and methodology in computing any adjustments.

Note 19 – U.S. Parent Company Only Financial Statements, page F-22

14.   Given that your financial statement presentation regards Xing An as the accounting acquirer in your April 4, 2008 merger, the business operations depicted for periods earlier than this date are not be associated with the legal parent. Therefore, parent-only amounts as of December 31, 2007 should be removed and there is no need for statements of operations or cash flows of the parent-only for either period as this is not contemplated under FRC §213.02 or Rule 4-08(e) of Regulation S-X.

Exhibits

15.   We note that the introductory paragraph under Item 4 and the text of paragraph 4(b) in your Section 302(a) Certifications located at Exhibits 31.1 and 31.2 do not conform with the language specified in Item 601(b)(31) of Regulation S-X. Please revise your certifications to include the appropriate representations; these will need to be updated at the time of filing your amendments to comply with Rule 12(b)-15 of Regulation 12B.

Form 10-Q for the quarter ended June 30, 2009

16.   Please submit draft amendments to your interim reports for the quarters ended March 31, 2009 and June 30, 2009, revised as necessary to be consistent with the restatement of your annual financial statements.

Engineering Comments

Business, page 4

17.   We note that you make various statements indicating that you believe the amount of coal estimated through the PRC mining right appraisal process presents *a more accurate picture* than the proven and probable reserves estimated by the independent mining and geological consulting firm that you hired to prepare these estimates based on the guidelines in Industry Guide 7. We also note that you make various statements indicating that this information is provided *for informational purposes* only, to comply with SEC filing requirements, and has *no bearing* on your actual mining operations.

We understand that in-place estimates based on PRC guidelines are utilized in computing the cost of your mining rights and we do not object if you wish to report these measures as having some correlation to the quantities which may eventually be mined. However, based on the information in the reports that you have provided during this review, also consistent with our phone discussion with you on September 3, 2009, including the independent engineering team that you hired to estimate your proven and probable coal reserves in accordance with Industry Guide 7, you have not demonstrated with a high degree of certainty your ability to mine coal from the areas covered by your licenses in excess of the estimates that are based on the guidelines in Industry Guide 7.

Accordingly, you will need to revise many of the disclosures in your filing to present information about these differing estimates of coal in a more informative and balanced manner. For example, you may state that these estimates are not directly comparable and that the estimates based on the Industry Guide 7 guidelines may provide international investors with a more familiar reserve estimate by which to evaluate your company. You may also state that your management relies on the in-place estimates based on PRC guidelines to calculate the costs of your mining rights.

We have identified the following disclosure excerpts which will require modification, deletion or revision because they do not properly reflect the significance of the proven and probable reserve estimates based on the guidelines in Industry Guide 7, or do not properly reflect the arrangement underlying your mining rights with the PRC authorities.

Examples of disclosure that improperly dismiss the importance of proven and probable reserve estimates:

"a more accurate picture" – fifth paragraph on page 7;

"reserve amounts have no bearing on our actual mining operations" – first paragraph on page 11;

"for informational purposes only" – first paragraph on page 11;

Examples of disclosure that improperly suggest entitlement or assurance or guarantee of quantities that will be produced from the mines, based on estimates of in-place quantities utilized in determining the cost of your mining rights.

"metric tons granted" – table on page 7 (revise to indicate metric tons upon which cost of mining rights are based);

"right to extract" – fourth paragraph on page 7; fifth paragraph on page 8;

"paid for all 19,781,800 tons" – fifth paragraph on page 8 (revise to clarify that the costs of your mining rights were based on an in-place estimate of this quantity under PRC guidelines);

"the amount of coal we can extract" – sixth paragraph on page 8;

"estimated their resources at" – second paragraph on page 9 (clarify that these are in-place estimates);

"authorized to extract" – third paragraph on page 9 (clarify that your licenses only entitle you to mine in certain areas, and place an annual limitation on the amount of coal that you may produce from these areas);

"paid to extract a certain amount of coal" – fifth paragraph on page F-8 (the quantity of coal that you will be able to extract is not certain);

"the fixed amount of coals that we are entitled to extract" – seventh paragraph on page F-8;

"paid for extracting a certain amount of coal" – Note 6, page F-14;

"tonnes granted" – table on page F-15;

"tonnes of coal that it is entitled to acquire" – first paragraph on page F-15;

"coal that the Company is entitled to extract" – fourth paragraph on page F-15;

Please contact us by telephone if you require further guidance or clarification on the course of action necessary or appropriate to resolve these disclosure issues.

Closing Comments

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Craig Arakawa at (202) 551-3650 for any questions on the financial statements or related matters. You may contact George K. Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief